AMIDEX FUNDS, INC.
630-A Fitzwatertown Rd,
Willow Grove, PA 19090

Laura Hatch,
United States Securities & Exchange Commission
Washington, D.C. 20549

Re:	AMIDEX Funds, Inc.

Dear Ms. Hatch:

The following are responses to your comments from March 3rd, 2015 regarding the Prospectus and the May 31, 2014 Annual Reports:

1.	Under Fees and Expenses of the Fund in the A and C shares prospectus, footnotes "i" and "ii" state the commencement dates of operations. This information is unnecessary.

The language will be removed from the prospectus at the next update.

2.	Please explain the balance of $37,565 of Prepaid Expenses in the Annual Reports under Assets and Liabilities.

The detail of the prepaid expenses reported at May 31st, 2014 were as follows:
Insurance - $1,925 (Insurance fees on Statement of Operations)
Blue Sky - $34,755 (Registration fees on Statement of Operations)
NASDAQ - $885 (Part of Miscellaneous on Statement of Operations)
These cover a period in the future, so, when paid, accruals are set up to amortize the amounts paid over the term the payments cover.

3.	Outdated link to the Semi-Annual Reports on the Fund's website.

The link was corrected. The site will be re-reviewed to confirm accuracy of its content.

In regard to this filing, we acknowledge the following:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please contact me at 610-666 8426.

Very truly yours

/s/ Gadi Beer
Gadi Beer
Vice President
Index Investments, LLC.